SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 13
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         UR ACQUISITION CORPORATION
                            UNITED RENTALS, INC.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            UNITED RENTALS, INC.
                         FOUR GREENWICH OFFICE PARK
                            GREENWICH, CT 06830
                        ATTENTION: BRADLEY S. JACOBS
                         CHAIRMAN OF THE BOARD AND
                          CHIEF EXECUTIVE OFFICER
                         TELEPHONE: (203) 622-3131
                         FACSIMILE: (203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                           MILTON G. STROM, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000



      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 16, 1999 (the "Rights Agreement"), between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 11, 1999, NationsRent filed a motion for summary judgment (the "NationsRent Summary Judgment Motion") with respect to the litigation initiated by Parent and Purchaser in the Chancery Court of the State of Delaware (the "Delaware Court") on April 5, 1999. The NationsRent Summary Judgment Motion attempts to dismiss Parent's and Purchaser's claims against NationsRent set forth in Parent's and Purchaser's first amended and supplemental complaint filed in the Delaware Court on May 10, 1999. Parent believes the NationsRent Summary Judgment Motion is without merit and intends to vigorously defend against this action.

      The text of the NationsRent Summary Judgment Motion, a copy of which is filed as Exhibit (g)(13) hereto, is incorporated by reference herein.

      On May 13, 1999, Parent and Purchaser filed a memorandum of law in opposition to the Company's motion for a preliminary injunction (the "Preliminary Injunction Opposition Motion") with respect to the Company's Clayton Act counterclaims in the litigation initiated by Parent and Purchaser in the United States District Court for the District of Connecticut (the "Connecticut Court"). In the Preliminary Injunction Opposition Motion, Parent states that the Connecticut Court should reject the Company's motion for a preliminary injunction because the Company cannot satisfy any of the standards required to be met for the issuance of a preliminary injunction.

      The text of the Preliminary Injunction Opposition Motion, a copy of which is filed as Exhibit (g)(14) hereto, is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 13, 1999, Parent commenced mailing its Consent Solicitation Statement to stockholders of record of the Company as of the close of business on May 13, 1999.


      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (g)(13) Motion for Summary Judgment, dated May 11, 1999, filed by NationsRent in the Court of Chancery of the State of Delaware.

      (g)(14) Memorandum of Law in Opposition to the Company's Motion for a Preliminary Injunction, dated May 13, 1999, filed by Parent and Purchaser in the United States District Court for the District of Connecticut.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                UR Acquisition Corporation


                                By: /s/ John N. Milne
                                    -------------------------
                                    Name:  John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                    -------------------------
                                    Name:  Bradley S. Jacobs
                                    Title: Chairman and Chief Executive
                                           Officer


 Date: May 13, 1999



                             INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                         EXHIBIT
 --------                       -------

 (g)(13) Motion for Summary Judgment, dated May 11, 1999, filed by NationsRent in the Court of Chancery of the State of Delaware.

 (g)(14) Memorandum of Law in Opposition to the Company's Motion for a Preliminary Injunction, dated May 13, 1999, filed by Parent and Purchaser in the United States District Court for the District of Connecticut.